Filed Pursuant to Rule 253(g)(2)

File No. 024-11806

SUPPLEMENT DATED OCTOBER 27, 2022

TO OFFERING CIRCULAR DATED MAY 20, 2022

STARTENGINE CROWDFUNDING, INC.

4100 West Alameda Avenue, 3rd Floor

Burbank, CA 91505

800-317-2200

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the offering circular dated May 20, 2022 and Supplement dated October 13, 2022 (collectively, the “Offering Circular”) and is qualified by reference to the Offering Circular and supplement except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The offering circular and supplement are available here:

https://www.sec.gov/Archives/edgar/data/1661779/000110465922063079/tm2215725d1_253g2.htm; and https://www.sec.gov/Archives/edgar/data/1661779/000110465922108380/tm2228133d1_253g2.htm.

Additional information about the Company is available in its registration statement filed on Form 10 available here:

https://www.sec.gov/Archives/edgar/data/1661779/000110465922104680/tm2226974-1_1012ga.htm, and the financial statements beginning on page F-1 are hereby incorporated by reference herein.

On October 24, 2022, StartEngine Crowdfunding, Inc. (“StartEngine”) entered into a definitive agreement to acquire substantially all of the assets of the SeedInvest business as conducted by Circle Internet Financial Limited through its subsidiary Pluto Holdings, LLC, a Delaware limited liability company (“Pluto Holdings”) and through SI Securities, LLC, a New York limited liability company (“SI Securities”), and SeedInvest Technology, LLC, a New York limited liability company, each a wholly-owned subsidiary of Pluto Holdings (“SeedInvest Technology,” collectively, with the assets acquired from Pluto Holdings and SI Securities, “SeedInvest”).  The completion of the acquisition of SeedInvest is subject to customary closing conditions and to regulatory approval by FINRA. The total consideration for the purchase is 960,000 shares of StartEngine’s common stock, which based on StartEngine’s current Regulation A offering price of $25 per share would be valued at $24 million.

The assets of the SeedInvest business include SeedInvest Technology, LLC and substantially all the assets related to owning and operating the crowdfunding platform at www.seedinvest.com.

The sellers will retain among other items: their broker-dealer regulatory approvals and licenses; equity interests, convertible notes, SAFEs and all other investment contracts received, and in certain cases to be received, in SeedInvest portfolio companies; and receivables related to current and certain contemplated offerings.

The parties anticipate this sale will close by the end of the first quarter of 2023. For more details, see StartEngine’s press release, attached as Exhibit 99.1 to its Form 8-K filed October 27, 2022.

StartEngine notes that there can be no assurance that the transaction will close. Further, though StartEngine believes that acquiring these assets from SeedInvest will create opportunities for StartEngine to expand its current and future offerings to a broader base of investors, there is no guarantee that the acquisition have the impact anticipated. While StartEngine is excited by this opportunity, it does not believe that this acquisition would result in a fundamental change to the nature of its business or plan of operations.